Law Office of BRIAN P. SIMON
______________________________________________
Attorneys at Law

October 29, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:  Jay Ingram
Edward Kelly

Re	ABCO Energy, Inc.
Registration Statement on Form S-1 Amendment No. 1 Commission File No. 333-207419

Dear Mr. Ingram and Mr. Kelly:

On behalf of our client, ABCO Energy, Inc. (“ABCO”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of its Amendment No. 1 to its Registration Statement on Form S-1, File No. 333-207419, [“Form S-1/A”].

The Form S-1/A contains ABCO’s response to your letter dated October 26, 2015, setting forth the comments of the Commission’s staff (the “Staff”) regarding the Form S-1 Registration Statement which was filed with the Commission on October 14, 2015.  This letter, which has also been filed electronically with the Commission, contains ABCO’s supplemental response to the Staff’s comments. The text of the Staff’s comments has been included in this letter in bold type for your convenience.

Preliminary Note

The total number of shares being registered increased due to a correction in the number of shares being sold by selling shareholders. However, because the reported average price of the Company’s shares for fee calculation purposes was reduced from  $.50 to $.42, the amount of the filing fee went down resulting in no additional fee being due. The table on page 2 reflects the new filing fee with a new  footnote disclosure indicating that a higher fee has been previously paid. The appropriate share numbers and dollar amounts  have been adjusted in the Form S-1/A to reflect these revisions.

General

1.	Update the financial statements if the registration statement is not effective on or before November 12, 2015.

Response to Comment No. 1:

Understood.

Registration Statement’s Facing Page

2.	Please include your primary standard industrial classification or SIC code number. Our records indicate that your primary SIC code number is 1700.

Response to Comment No. 2:

Done at page 1.

10633 Eastborne Avenue • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408

Prospectus’ Outside Front Cover Page

3.
Since your shares of common stock are listed on the OTCQB under the symbol “ABCE,” please delete the second sentence “We intend to list our shares on the OTCQB Market.” Similarly, delete the phrase “and for listing our shares for trading on the OTCQB” in the second paragraph under “Use of Proceeds” on page 14.

Response to Comment No. 3:

Done at pages 3 and 14.

4.
Assuming all 23,318,322 shares are sold at $0.50 per share, proceeds before expenses to the selling shareholders total $11,659,161 rather than $16,659,161. Please revise the tabular disclosure to reflect the correct amount.

Response to Comment No. 4:

Done at page 3.

Selling Shareholders, page 21

5.
Refer to comment 8 in our letter dated August 28, 2015. Please identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the shares of common stock held by Adamas Fund, LLC and Domer, LLC.

Response to Comment No. 5:

Done at page 22.

Compliance with Section 16(a) of the Exchange Act, page 28

6.
Your response to comment 4 in our letter dated September 28, 2015 stated that Messrs. Charles O’Dowd and Wayne Marx expected to file their delinquent Forms 3 with the Commission “within the next few days.” As of October 26, 2015 our records do not indicate that they have done so.  Please file promptly the required Forms 3.

Response to Comment No. 6:

Will be filed no later than November 6, 2015. See page 28.

10633 Eastborne Avenue • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408

ABCO respectfully requests the Staff’s assistance in completing the review of the Form S-1/A as soon as possible so that we can request that the effective date of the Form S-1/A be accelerated to a date as soon as possible to avoid the November 12th cut-off date for up-dated financials.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any comments or questions regarding the Form S-1 or this transmittal/response letter to me at (310) 855-3382, or to Larry Winters at (424) 228-5473.

Thank you very much for your help and assistance with this matter.

Very truly yours,

LAW OFFICE OF BRIAN P. SIMON

Brian P. Simon
_______________________________
By Brian P. Simon

cc:  Charles O’Dowd, ABCO Energy, Inc.
Michael Kelley, Esq., SEC Staff, Division of Corporation Finance

BPS:dm

10633 Eastborne Avenue • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408